UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission File Number 001-13175

PREMCOR RETIREMENT SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Premcor Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2007.

Austin, Texas
June 23, 2023

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
Assets
Investments at fair value	$254,555,050	$298,633,357
Receivables:
Notes receivable from participants	5,121,306	4,878,014
Employer contributions	584,447	254,995
Participant contributions	347,272	1,008
Total receivables	6,053,025	5,134,017
Total assets	260,608,075	303,767,374
Net assets available for benefits	$260,608,075	$303,767,374

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2022	2021
Additions:
Investment income (loss):
Dividend income	$10,232,789	$22,342,724
Net appreciation (depreciation) in fair value of investments	(40,893,977)	20,238,186
Total investment income (loss)	(30,661,188)	42,580,910
Interest income on notes receivable from participants	233,545	240,977
Contributions:
Participant	8,233,489	7,777,414
Employer	6,130,490	5,600,468
Total contributions	14,363,979	13,377,882
Total additions (reductions)	(16,063,664)	56,199,769
Deductions:
Benefit payments	(27,095,635)	(42,508,121)
Net increase (decrease) in net assets available for benefits	(43,159,299)	13,691,648
Net assets available for benefits:
Beginning of year	303,767,374	290,075,726
End of year	$260,608,075	$303,767,374

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.DESCRIPTION OF THE PLAN

General
The Premcor Retirement Savings Plan (the Plan) is a qualified profit-sharing plan covering Valero Energy Corporation’s eligible United States (U.S.) employees. (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero, the plan sponsor, is a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products. Valero owns 15 petroleum refineries located in the U.S., Canada, and the United Kingdom with a combined throughput capacity of approximately 3.2 million barrels per day. Valero is a joint venture member in Diamond Green Diesel Holdings LLC, which owns two renewable diesel plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year, and Valero owns 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.6 billion gallons per year. As of December 31, 2022, Valero employed approximately 10,000 people.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Valero’s employees at its Port Arthur and Memphis Refineries represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 13-423 (Plant Group only), and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 9-00631, respectively, are eligible to participate in the Plan after completing six months of service. Participation in the Plan is voluntary.

Contributions
Participants may make pre-tax contributions from 1 percent to 50 percent of their eligible compensation, as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan, and

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

they may elect to make after-tax contributions up to 5 percent of their eligible compensation, but Valero does not match these contributions. Total participant contributions cannot exceed 50 percent of eligible compensation.
Any employee may make rollover contributions and eligible Roth 401(k) rollover contributions to the Plan. For the years ended December 31, 2022 and 2021, rollover contributions totaled $487,262 and $514,789, respectively, and were included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. For the years ended December 31, 2022 and 2021, this limit was $20,500 and $19,500, respectively. Participants who attained age 50 before the end of the year were eligible to make catch-up contributions of up to $6,500 for each of the years ended December 31, 2022 and 2021. All or any portion of an eligible participant’s catch-up contribution can be designated as a Roth 401(k) catch-up contribution.

Valero matches 200 percent of the first 3 percent of eligible compensation that a participant contributes on a pre-tax basis or as a Roth 401(k) contribution to the Plan. Valero also matches 100 percent of eligible compensation above 3 percent up to a maximum of 6 percent that participants at the Port Arthur Refinery contribute to the Plan. All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of service.

Forfeitures
The Plan provides that if a participant incurs a break in service prior to becoming vested in any part of his or her employer account, the participant’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement on or after age 60, the nonvested portion of the participant’s employer account is forfeited upon distribution. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision shall be reinstated.

Employer contributions for the years ended December 31, 2022 and 2021 were reduced by $40,000 and $30,000, respectively, from forfeited nonvested accounts. As of December 31, 2022 and 2021, forfeited nonvested accounts available to reduce future employer contributions or plan administrative expenses were $30,043 and $42,587, respectively.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Options
Participants direct the investment of 100 percent of their participant and employer contributions and may transfer existing account balances to any of the investment options offered, subject to certain restrictions. These investment options include mutual funds, a common/collective trust, Valero common stock, and a money market security.
Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

Withdrawals
A participant who is an employee may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions. A participant may withdraw as of any date all or any portion of his or her account in the following order: (i) up to 100 percent of his or her after-tax contribution account, (ii) up to 100 percent of his or her rollover account or Roth rollover account, (iii) up to 100 percent of his or her pre-tax contributions account or designated Roth contribution account, but only in the event of a hardship, unless the participant has attained age 59½, (iv) up to 100 percent of his or her vested matching contribution account, but only if the participant has attained age 59½, or (v) amounts in his or her BP account in accordance with the withdrawal rights provided under the terms of either the BP America Capital Accumulation Plan or the BP America Savings and Investment Plan.

Distributions
Upon a participant’s death, total and permanent disability, or retirement on or after age 60, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account.

Distributions resulting from any of the above occurrences may be made in a lump sum distribution. In lieu of the lump sum distribution, a participant or beneficiary may elect to receive the value of the participant’s account in the form of equal monthly installments, subject to certain restrictions. If the value of a vested account balance is equal to or less than $1,000, the account balance may be distributed to the participant in a cash lump sum distribution without the participant’s consent. The distribution of a vested account balance greater than $1,000 shall not be made without the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 72. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.
The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants
Participants who are employees may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the outstanding balance of all loans to the participant on the day any new loan is made, or

(b)one-half of the current value of the participant’s vested interest in his or her Plan accounts.

The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of his or her employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1 percent. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment related expenses are included in net appreciation (depreciation) in fair value of investments. Individual participant transaction fees, such as overnight delivery fees, redemption fees, and annual loan maintenance fees, are deducted from the respective participant’s account and are included in benefit payments.

SECURE 2.0 Act of 2022
On December 29, 2022, the SECURE 2.0 Act of 2022 (SECURE 2.0 Act) was enacted to help improve retirement savings. The SECURE 2.0 Act made wide-ranging changes, both mandatory and elective, to qualified plans and its provisions have various effective dates. Significant provisions include the following:

•increase the required minimum distribution (RMD) age from 72 to 73, effective January 1, 2023, and to age 75, effective January 1, 2033;

•reduce the excise tax for failure to take RMDs from 50 percent to 25 percent of the RMD amount that was not taken, beginning January 1, 2023; and

•require all catch-up contributions for participants with compensation of more than $145,000 (indexed for inflation) to be designated as Roth 401(k) contributions beginning after December 31, 2023.

The Plan will incorporate changes in its Plan document and administration to the extent required by the SECURE 2.0 Act.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

2.BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
General
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Subsequent Events
Management has evaluated events that occurred after December 31, 2022 through the date these financial statements were available to be issued on June 23, 2023. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 3.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in benefit payments. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. A loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan. The loan balance is reduced and benefit payments are increased after the participant makes final withdrawal from the Plan.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
In general, the Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. These risks may be impacted by certain external financial, business, and other factors, such as the effects of economic downturns, natural disasters, pandemics, war, or hostilities. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments may occur in the near term and that such changes could materially affect participants’ account balances

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

and the amounts reported in the statement of net assets available for benefits. The impact of those risks and factors remains uncertain and depends on future events and developments.

3.FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•Mutual funds and common stock are measured at fair value using a market approach based on quoted prices from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•The common/collective trust invests solely in a master trust, which primarily holds investments in fully benefit-responsive investment contracts, and is valued at the net asset value of units of the common/collective trust as determined by the issuer of the trust based on the fair values of the underlying net assets divided by the number of units outstanding. The net asset value per unit is a quoted price in a market that is not active; therefore, these investments are classified within Level 2 of the fair value hierarchy.

The following tables present the Plan’s investments at fair value as of December 31, 2022 and 2021 by level of the fair value hierarchy. No investments were categorized in Level 3 of the hierarchy as of December 31, 2022 and 2021.

	2022
	Level 1	Level 2	Total
Mutual funds	$192,855,945	$—	$192,855,945
Common/collective trust	—	37,923,908	37,923,908
Valero common stock	23,677,442	—	23,677,442
Money market security	97,755	—	97,755
Investments at fair value	$216,631,142	$37,923,908	$254,555,050

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	2021
	Level 1	Level 2	Total
Mutual funds	$243,129,830	$—	$243,129,830
Common/collective trust	—	33,648,081	33,648,081
Valero common stock	21,799,301	—	21,799,301
Money market security	56,145	—	56,145
Investments at fair value	$264,985,276	$33,648,081	$298,633,357

The Plan’s investment in shares of Valero common stock represents 9.3 percent and 7.3 percent of total investments as of December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, dividend income included $892,589 and $1,185,609, respectively, of dividends paid on Valero common stock. The closing price for Valero common stock was $126.86 and $75.11 on December 31, 2022 and 2021, respectively.

4.RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Administrative expenses incurred with the Plan’s trustee were not material for the years ended December 31, 2022 and 2021. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are party-in-interest transactions under ERISA and are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

5.PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.
6.TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated March 20, 2014, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any plan years.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of notes receivable from participants and net assets available for benefits per the financial statements to the Plan’s Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500):

	Notes Receivable from Participants	Net Assets Available for Benefits
December 31, 2022
Per the financial statements	$5,121,306	$260,608,075
Deemed distributions of participant loans	(27,693)	(27,693)
Per the Form 5500	$5,093,613	$260,580,382

December 31, 2021
Per the financial statements	$4,878,014	$303,767,374
Deemed distributions of participant loans	(43,414)	(43,414)
Per the Form 5500	$4,834,600	$303,723,960

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year Ended December 31,
	2022	2021
Investment income (loss) per the financial statements	$(30,661,188)	$42,580,910
Interest income on notes receivable from participants per the financial statements	233,545	240,977
Investment income (loss) per the Form 5500	$(30,427,643)	$42,821,887

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

	Year Ended December 31,
	2022	2021
Benefit payments per the financial statements	$(27,095,635)	$(42,508,121)
Terminated deemed distributions of participant loans	15,721	—
Benefit payments per the Form 5500	$(27,079,914)	$(42,508,121)

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2022

Identity of Issue/Description of Investment	Current Value
Mutual funds:
Vanguard Balanced Index Fund Investor Shares	$4,479,999
Vanguard Explorer Fund Investor Shares	6,656,685
Vanguard Institutional Index Fund Institutional Shares	22,000,730
Vanguard International Growth Fund Admiral Shares	14,234,759
Vanguard Mid-Cap Index Fund Investor Shares	11,004,226
Vanguard PRIMECAP Fund Admiral Shares	24,084,451
Vanguard Small-Cap Index Fund Investor Shares	8,042,901
Vanguard Target Retirement 2020 Fund	3,329,560
Vanguard Target Retirement 2025 Fund	3,168,987
Vanguard Target Retirement 2030 Fund	4,383,388
Vanguard Target Retirement 2035 Fund	3,501,424
Vanguard Target Retirement 2040 Fund	4,640,732
Vanguard Target Retirement 2045 Fund	7,111,265
Vanguard Target Retirement 2050 Fund	7,908,470
Vanguard Target Retirement 2055 Fund	4,262,887
Vanguard Target Retirement 2060 Fund	652,408
Vanguard Target Retirement 2065 Fund	137,315
Vanguard Target Retirement Income Fund	4,995,176
Vanguard Total Bond Market Index Fund Investor Shares	13,084,153
Vanguard U.S. Growth Fund Investor Shares	9,625,551
Vanguard Wellington Fund Admiral Shares	18,744,829
Vanguard Windsor II Fund Investor Shares	16,806,049
Total mutual funds	192,855,945
Common/collective trust:
Vanguard Retirement Savings Trust III	37,923,908
Common stock:
Valero Energy Corporation	23,677,442
Money market security:
Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	97,755
Participant loans (interest rates range from 4.25% to 8.00%; maturity dates range from February 2023 to May 2037)	5,093,613
$259,648,663
________________________
All investments are party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN

	By:	/s/ Homer S. Bhullar
Homer S. Bhullar
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President Investor Relations and Finance,
Valero Energy Corporation

Date: June 23, 2023